UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
    See Instruction 1(b).                  Filed  pursuant to Section 16(a)  of the Securities Exchange Act of 1934, Section 17(a)
                                           of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment
(Print or Type Responses)                  Company Act of 1940
------------------------------------------------------------- ------------------------------------------------------------ --------

1.  Name and Address of Reporting    2. Issuer Name and Ticker or Trading        6.  Relationship of Reporting Person(s) to Issuer
    Person*                             Symbol                                                      (Check all applicable)
    Austin, Josiah T.                   Community Savings Bankshares, Inc.            _____Director       ___X____10% Owner
                                        CMSV
                                                                                      _____Officer (give  ________Other (specify
                                                                                                                     title below)

                                                                                              ----------------------
------------------------------------- ---------------------------- ------------------------------- --------------------------------

(Last) (First) (Middle)               3.   I.R.S. Identification   4.   Statement for
                                           Number of Reporting          Month/Year
                                           Person, if an entity
                                           (Voluntary)                  March 2001

Star Route Box 395
------------------------------------- --------------------------- ------------------------------------------------
  (Street)                            5.   If Amendment,           7.  Individual or Joint/Group Filing (Check
                                           Date of Original            Applicable Line)
                                            (Month/Year)               ___Form filed by One Reporting Person
                                                                       _X_Form filed by More than One Reporting Person
  Pearce, AZ  85625
------------------------------------- --------------------------- ------------------------------- ----------------------------------
(City)(State)(Zip)




Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------- -----------------

1. Title of Security       2.  Trans-   3.  Trans-      4.  Securities Acquired   5. Amount of     6. Owner-    7.  Nature of
  (Instr. 3)                   action       action          (A) or Disposed of       Securities       ship          Indirect
                               Date         Code            (D) (Instr. 3, 4         Beneficially     Form:         Beneficial
                                           (Instr. 8)        and 5)                  Owned at         Direct        Ownership
                               (Month/                                               End of Month     (D) or
                               Day/                                                                   Indirect      (Instr. 4)
                               Year)                                                 (Instr. 3        (1)
                                                                                      and 4)          (Instr. 4)
-------------------------- ------------ --------------- -------------------------- ---------------- ------------ --------------
                                          Code     V     Amount   (A) or    Price
                                                                   (D)
-------------------------- ------------ ------- ------- -------- --------- ------- ---------------- ------------ ---------------

Common Stock (Total)                                                                    949,352
-------------------------- ------------ ------- ------- -------- --------- ------- ---------------- ------------ ---------------

                                                                                         35,000            D
-------------------------- ------------ ------- ------- -------- --------- ------- ---------------- ------------ ---------------

                                                                                          8,389             I     By Self as Trustee
                                                                                                                  for Austin-Clark
                                                                                                                  Life Insurance
                                                                                                                  Trust
-------------------------- ------------ ------- ------- -------- --------- ------- ---------------- ------------ -------------------

                                                                                          2,100             I     By Self as Trustee
                                                                                                                  for Valerie Gordon
                                                                                                                  Trust
-------------------------- ------------ ------- ------- -------- --------- ------- ---------------- ------------ -------------------

                                                                                          3,500             I     By Self as Trustee
                                                                                                                  for Christine
                                                                                                                  Lowery Trust
-------------------------- ------------ ------- ------- -------- --------- ------- ---------------- ------------ -------------------

                                                                                          3,500             I     By Self as Trustee
                                                                                                                  for Matthew Gordon
                                                                                                                  Trust
-------------------------- ------------ ------- ------- -------- --------- ------- ---------------- ------------ -------------------

                                  3/9/01                       17,700   A         13.41   896,863           I     As Managing Member
                                                                                                                  of El Coronado
                                                                                                                  Holdings, LLC
-------------------------- ------------ ------- ------- -------- --------- ------- ---------------- ------------ -------------------

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                              Potential persons who are to respond to the collection of                                    (Over)
                              Information contained in this form are not required to respond                      SEC 1474 (3-99)
                              unless the form displays a currently valid OMB-control number.

 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)


1.  Title     2. Conversion     3. Trans-     4. Trans-        5. Number       6.  Date Exer-     7. Title and
    of Deriv-    or Exercise       action        action           of Deriv-        cisable and       Amount
    ative        Exercise          Date          Code             ative            Expiration        of
    Security     Price of                        (Instr.          Securities       Date              Underlying
    (Instr. 3)   Derivative        (Month/        8)              Acquired         (Month/Day/       Securities
                 Security          Day/Year)                      (A) or           Year)             (Instr. 3
                                                                  Disposed                            and 4)
                                                                  (D)(Instr.
                                                                  3, 4 and 5)
-------------- --------------- -------------- --------------- ----------------- ------------------ ---------------------- ---------

                                                                                  Date    Expira      Title  Amount or
                                                                                  Exer-   tion               Number of
                                                                                  cisable  Date              Shares


-------------- --------------- -------------- --------------- ----------------- ------------------ ---------------------- ---------
                                               Code  V           (A)     (D)

-------------- --------------- -------------- --------------- ----------------- ------------------ ---------------------- ---------


-------------- --------------- -------------- --------------- ----------------- ------------------ ---------------------- ---------


-------------- --------------- -------------- --------------- ----------------- ------------------ ---------------------- ---------


-------------- --------------- -------------- --------------- ----------------- ------------------ ---------------------- ---------


 8. Price     9. Number        10. Owner-      11. Nature of
    of           of                ship of         Indirect
    Deriv-       Deriv-            Form of         Beneficial
    ative        ative             Deriv-          Ownership
    Secur-       Secur-            ative           (Instr. 4)
    ity          ities             Security
                 Bene-             Direct (D)
    (Instr.      ficially          or
     5)          Owned             Indirect
                 at End            (I)
                 Month             (Instr.
                 (Instr.            4)
                  4)

-------------- --------------- -------------- ---------------

-------------- --------------- -------------- ---------------

-------------- --------------- -------------- ---------------

-------------- --------------- -------------- ---------------



Explanation of Responses:

This report is filed jointly on behalf of Mr. Austin and El Coronado Holdings, LLC ("ECH"), an Arizona limited liability company of which Mr. Austin is the sole managing member. The address of ECH is Star Route Box 395, Pearce, AZ 85625. ECH owns directly all 896,863 shares of common stock identified in Table I.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations

  See  18  U.S.C.  1001  and  15  U.S.C. 78ff(a).


              /s/ Josiah T. Austin                      April 5, 2001
              --------------------                      -------------
              Individually and as Managing Member           Date
              of El Coronado Holdings, LLC
              **Signature of Reporting Person


Note: File three copies of this Form, one of which must be manually signed. If space if sufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.